Tyco International Ltd. Freier Platz 10 CH-8200 Schaffhausen Switzerland Tele: +41 52 633 02 44 Fax: +41 52 633 02 99

February 19, 2013

Larry Spirgel, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

RE:	Tyco International Ltd.
Form 10-K for the fiscal year ended September 28, 2012
Filed November 16, 2012
File No. 1-13836

Dear Mr. Spirgel:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 5, 2013 (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K of Tyco International Ltd. (referred to as “we,” the “Company” or “Tyco”) filed on November 16, 2012. In connection with this response, we acknowledge:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Set forth in the pages that follow are responses to the Staff’s comments, as set forth in the Comment Letter. Should you have any questions concerning the accompanying materials, please contact Mr. Sam Eldessouky, Senior Vice President, Controller and Chief Accounting Officer of the Company at 609-720-4627.

Very truly yours,

/s/ Arun Nayar
Arun Nayar
Executive Vice President and Chief Financial Officer

Copies to:

Tyco International Ltd.

Sam Eldessouky, Senior Vice President, Controller and Chief Accounting Officer

Judith Reinsdorf, Executive Vice President and General Counsel

Deloitte & Touche LLP

Chris Cooper, Partner

Form 10-K for the Fiscal Year Ended September 28, 2012

Non-U.S. GAAP Measure, page 63

1.              Please revise to disclose how you calculate the foreign currency adjustment.

Response

We acknowledge the Staff’s comment and will include the following disclosure in future filings, commencing with our Quarterly Report on Form 10-Q for the quarter ending March 29, 2013, in the description of non-GAAP measures (we have underlined new disclosures in all responses for the convenience of the Staff):

“Organic revenue growth (decline) presented herein is defined as revenue growth (decline) excluding the effects of foreign currency fluctuations, acquisitions and divestitures and other changes that may not reflect underlying results and trends (for example, the 53rd week of operations in fiscal year 2011). Our organic growth (decline) calculations incorporate an estimate of prior year reported net revenue associated with acquired entities that have been fully integrated within the first year, and exclude prior year net revenue associated with entities that do not meet the criteria for discontinued operations which have been divested within the past year (“adjusted number”). We calculate the rate of organic growth (decline) based on the adjusted number to better reflect the rate of growth (decline) of the combined business, in the case of acquisitions, or the remaining business, in the case of dispositions. We base the rate of organic growth (decline) for acquired businesses that are not fully integrated within the first year upon unadjusted historical net revenue. Foreign currency fluctuations are calculated by subtracting (i) the U.S. dollar equivalent of local currencies for the current period using monthly weighted average exchange rates for the prior period from (ii) the U.S. dollar equivalent of local currencies for the current period using monthly weighted average exchange rates for the current period. We may use organic revenue growth (decline) as a component of our compensation programs.”

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 66

2.              Per your disclosure on page 14, you are a large buyer of metals and other non-metal commodities including fossil fuels for your manufacturing operations and vehicle fleet and are exposed to price volatility which could have a material adverse effect on your financial condition, results of operations or cash flows. As stated hereunder, your portfolio of derivative financial instruments includes, from time to time, commodity swaps and forward commodity contracts. Tell us how you considered qualitative and quantitative disclosures on market price risk inherent in derivative commodity instruments and other commodity instruments with similar characteristics, to the extent that such instruments are not derivative instruments. Refer to Item 305 of Regulation S-K. If your commodity swap activity is not fully captured in your period-end balance sheets, please enhance your disclosure to describe intra-period commodity swap activity to facilitate investor understanding of the impact of the transactions on your liquidity or results of operations. Refer to http://www.sec.gov/rules/interp/2010/33-9144fr.pdf. As applicable, please revise Note 13, Financial Instruments, to disclose the derivative commodity instruments.

Response

From time to time our portfolio of derivative financial instruments may include commodity swaps and forward commodity contracts.  As of September 28, 2012 and for each of the three fiscal years in the period ended September 28, 2012, none of the Company’s businesses presented within continuing operations held any such instruments, or had any intra-period activity with respect to such instruments.  However, this may change in the future and, to the extent material, we will present in future filings quantitative and qualitative disclosure about market risks with respect to derivative commodity instruments or other commodity instruments with similar characteristics (to the extent such instruments are not derivative instruments) in accordance with the disclosure requirements of Item 305 of Regulation S-K (as well as ASC 815-10-50).

Asbestos Matters, page 126

3.              If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response

We acknowledge the Staff’s comments and will include the disclosure substantially in the following form in future filings, commencing with our Quarterly Report on Form 10-Q for the period ending March 29, 2013. (This response, and each response that follows, is subject to intervening events that may require a change in the disclosure):

“As of [date], the Company’s estimated net liability of $[x] million was recorded within the Company’s Consolidated Balance Sheet as a liability for pending and future claims and related defense costs of $[x] million, and separately as an asset for insurance recoveries of $[x] million. Similarly, as of [prior period date], the Company’s estimated net liability of $[x] million was recorded within the Company’s Consolidated Balance Sheet as a liability for pending and future claims and related defense costs of $[x] million, and separately as an asset for insurance recoveries of $[x] million. The net liabilities reflected in the Company’s Consolidated Balance Sheet represent the Company’s best estimates of probable losses for the look-forward periods described above. It is reasonably possible that losses will be incurred for claims made subsequent to such look-forward periods. However, due to the inherent uncertainty and lack of reliable trend data in predicting losses beyond 2027, the Company is unable to reasonably estimate the amount of losses beyond such date.  With respect to claims made against the subsidiary described above for which the Company is pursuing alternatives, including a negotiated settlement with representatives of all current and future asbestos claimants, the Company is unable to reasonably estimate losses beyond what it has accrued because it is uncertain (i) whether a negotiated settlement will be achieved, (ii) the terms of any such settlement, and (iii) what the outcome would be if the subsidiary were to pursue a restructuring or liquidation without a settlement in place.”

4.              Per your annual valuation process, you revised your look-back period from five to three years and your look-forward period from seven to fifteen years. Please disclose the effect of the change in your estimate on income from continuing operations, net income, and any related per-share amounts. Refer to ASC 250-10-50-4.

Response

We acknowledge the Staff’s comment and will disclose in future filings, commencing with our Quarterly Report for the period ending [[June 28, 2013]], the effect of the change in our estimate on income from continuing operations, net income, and any related per-share amounts. We intend to enhance our disclosure substantially as follows, using the Company’s Form 10-K by way of example:

“Annually, during the Company’s third quarter, the Company performs an analysis with the assistance of outside counsel and other experts to update its estimated asbestos related assets and liabilities. In addition, on a quarterly basis, the Company re-evaluates the assumptions used to perform the annual analysis and records an expense as necessary to reflect changes in its estimated liability and related insurance asset. The Company’s estimate of the liability and corresponding insurance recovery for pending and future claims and defense costs is based on the Company’s historical claim experience, and estimates of the number and resolution cost of potential future claims that may be filed. The Company’s legal strategy for resolving claims also impacts these estimates. The Company considers various trends and developments in evaluating the period of time (the look-back period) over which historical claim and settlement experience is used to estimate and value claims reasonably projected to be made in the future during a defined period of time (the look-forward period). As part of the Company’s annual valuation process in the third quarter of fiscal 2012, the Company determined that a look-back period of three years was more appropriate than a five year period because the Company has experienced a higher and more consistent level of claims activity and settlement costs in the past three years. As a result, the Company believes a three year look-back period is more representative of future claim and settlement activity than the five year period it previously used. The Company also revised its look-forward period from seven years to fifteen years. The Company’s decision to revise its look- forward period was primarily based on improvements in the consistency of observable data and the Company’s more extensive experience with asbestos claims since the look-forward period was originally established in 2005. The revisions to the Company’s look-forward and look-back periods do not apply to claims made against the subsidiary described above for which the Company is pursuing alternatives, including a negotiated settlement with representatives of all current and future asbestos claimants. Excluding these claims, the Company believes it can make a more reliable estimate of pending and future claims beyond seven years. The Company believes valuation of pending claims and future claims to be filed over the next fifteen years produces a reasonable estimate of its asbestos liability, which it records in the consolidated financial statements on an undiscounted basis.  The effect of the change in our look-back and look-forward periods reduced income from continuing operations before income taxes and net income by approximately $90 million and $55 million, respectively.  In addition, the effect of the change increased the Company’s basic and diluted loss from continuing operations by $0.12 per share and decreased the Company’s basic and diluted net income by $0.12 per share.”

5.              We note your disclosure that the amounts recorded for asbestos-related liabilities and insurance-related assets are based on your strategies for resolving asbestos claims, currently available information and a number of estimates and assumptions, which include the number and type of new claims, the average cost of claim resolutions, the resolution of coverage issues with insurance carriers, amount of insurance and the solvency risk with respect to your insurance carriers. We further note your disclosure on page 22 that a change in one or more of the inputs or the methodology that you use to estimate the asbestos liability (such as policy triggers, policy or contract interpretation, success in litigation in certain cases, the methodology for allocating claims to policies, etc.) could materially change the estimated liability and associated cash flows for pending and future claims. Please expand your discussion of critical accounting policies and estimates concerning asbestos-related contingencies and insurance receivables, including a sensitivity analysis on certain changes to inputs or methodology that could materially impact the estimated liability and associated cash flows for pending and future claims.

Response

As indicated by the proposed disclosure below, we do not believe that a sensitivity analysis showing the impact of changes to discrete assumptions on our net asbestos-related liability would be meaningful, and may inappropriately focus the reader of the financial statements on discrete elements of a complex analysis.  The variables and assumptions we utilize to estimate the net liability are interrelated and the valuation model that is used is highly complex, with no one factor predominantly influencing the determination of the net liability.  As a result of the correlation between the variables and assumptions, disclosing the financial statement effects of a change one assumption while maintaining all other assumptions constant would not provide meaningful analysis to the reader of the financial statements.  Therefore, we believe that the inclusion of such a sensitivity analysis would also be inconsistent with the objective of the disclosure of quantitative factors as provided in Section 501.14 of the SEC’s Codification of Financial Reporting Policies.  However, in order to provide the reader with additional information regarding these variables and assumptions, commencing with our Quarterly Report on Form 10-Q for the period ending March 29, 2013, we intend to include disclosure that is substantially in the following form:

“The amounts recorded by the Company for asbestos-related liabilities and insurance-related assets are based on the Company’s strategies for resolving its asbestos claims, currently available information, and a number of estimates and assumptions. Key variables and assumptions include the number and type of new claims that are filed each year, the average cost of resolution of claims, the resolution of coverage issues with insurance carriers, amount of insurance and the solvency risk with respect to the Company’s insurance carriers. Many of these factors are closely linked, such that a change in one variable or assumption will impact one or more of the others, and no single variable or assumption predominantly influences the determination of the Company’s asbestos-related liabilities and insurance-related assets.  Furthermore, predictions with respect to these variables are subject to greater uncertainty in the later portion of the projection period. Other factors that may affect the Company’s liability and cash payments for asbestos-related matters include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms of state or federal tort legislation and the applicability of insurance policies among subsidiaries. As a result, actual liabilities or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the Company’s calculations vary significantly from actual results.”